No. 812-14581

Before the

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

NORTHSTAR REAL ESTATE CAPITAL INCOME MASTER FUND, CNI RECF ADVISORS, LLC, CLNC Manager, LLC, Colony NorthStar, Inc., Colony Capital Operating Company, LLC, CREDIT RE OPERATING COMPANY, LLC, COLONY DISTRESSED CREDIT AND SPECIAL SITUATIONS FUND IV, L.P., AND CDCF IV Investment Advisor, LLC

515 South Flower St., 44th Floor

Los Angeles, CA 90071

(310) 282-8820

THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) OR 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Sandra M. Forman, Esq. Chief Compliance Officer, General Counsel and Secretary NorthStar Real Estate Capital Income Master Fund 590 Madison Avenue, 34th Floor New York, New York 10022 (212) 547-2600	Steven B. Boehm, Esq. Anne G. Oberndorf, Esq. Eversheds Sutherland (US) LLP 700 Sixth Street, NW Washington, D.C. 20001 (202) 383-0100

March 9, 2018

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UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

NORTHSTAR REAL ESTATE CAPITAL INCOME MASTER FUND, CNI RECF ADVISORS, LLC, CLNC Manager, LLC, Colony NorthStar, Inc., Colony Capital Operating Company, LLC, CREDIT RE OPERATING COMPANY, LLC, COLONY DISTRESSED CREDIT AND SPECIAL SITUATIONS FUND IV, L.P., AND CDCF IV Investment Advisor, LLC

515 South Flower St., 44th Floor

Los Angeles, CA 90071

(310) 282-8820

File No. 812-14581

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Third Amended and Restated Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 Permitting Certain Joint Transactions Otherwise Prohibited by Sections 17(d) or 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940.

I.           Summary of Application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4), as modified by the exemptive rules adopted by the Commission under the 1940 Act:

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•	NorthStar Real Estate Capital Income Master Fund (“NorthStar Master Fund”)[1],

•	CNI RECF Advisors, LLC (“CNI Adviser”), the investment adviser to NorthStar Master Fund,

•	The investment advisers to the Existing Affiliated Funds (defined below) that are identified in Exhibit A (“Existing Affiliated Advisers”), each of which is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”),

•	Colony NorthStar, Inc. (“Colony NorthStar”) and Colony Capital Operating Company, LLC, Colony NorthStar’s direct majority-owned subsidiary (together, with Colony Northstar, the “Colony Companies”). The Colony Companies, from time to time, may hold various financial assets in a principal capacity (together, in such capacity, the “Existing Colony Proprietary Accounts”) and, together which any Future Colony Proprietary Account (as defined below), the “Colony Proprietary Accounts”),

•	Colony Distressed Credit and Special Situations Fund IV, L.P. (“CDCF IV”),

•	Credit RE Operating Company, LLC (“RE Operating Company” and collectively with CDCF IV, the “Existing Affiliated Funds”[2] and, together with NorthStar Master Fund, CNI Adviser, the Existing Affiliated Advisers and the Existing Colony Proprietary Accounts, the “Applicants”).

1 NorthStar Master Fund is part of a master/feeder structure, pursuant to which NorthStar Real Estate Capital Income Fund, NorthStar Real Estate Capital Income Fund-T, NorthStar Real Estate Capital Income Fund-ADV, NorthStar Real Estate Capital Income Fund-C and NorthStar Real Estate Capital Income Fund-T2 (the “Existing Feeder Funds”) invest all or substantially all of their assets in NorthStar Master Fund. The Existing Feeder Funds are each closed-end investment companies that are registered under the 1940 Act and that have the same investment objective and strategies as NorthStar Master Fund. Any future closed-end investment company that is registered under the 1940 Act and that invests all or substantially all of its assets in NorthStar Master Fund (each, a “Future Feeder Fund,” and together with the Existing Feeder Funds, the “Feeder Funds”) will also have the same investment objective and strategies as NorthStar Master Fund. All investments will be made at the NorthStar Master Fund level and, therefore, the investment results of the Feeder Funds will correspond directly to the investment results of NorthStar Master Fund. As a result of this structure, the Feeder Funds are not included as Applicants because they will not directly participate in Co-Investment Transactions (defined below).

2 The term “Affiliated Funds” means the Existing Colony Proprietary Accounts, the Existing Affiliated Funds, any Future Colony Proprietary Accounts and any Future Affiliated Funds. “Future Colony Proprietary Account” means any direct or indirect, wholly- or majority-owned subsidiary of Colony NorthStar that is formed in the future and, from time to time, may hold various financial assets in a principal capacity. “Future Affiliated Fund” means any entity (a) whose investment adviser is an Adviser (as defined below), (b) that would be an investment company but for Sections 3(c)(1), 3(c)(5)(C), or 3(c)(7) of the 1940 Act or is not an investment company as defined in Section 3(a)(1)(C) of the 1940 Act, and (c) that intends to participate in the Co-Investment Program. Applicants do not believe that allowing any Affiliated Fund that would be an investment company but for Section 3(c)(5)(C) of the 1940 Act (each, a “Section 3(c)(5)(C) Fund”) or that is not an investment company as defined in Section 3(a)(1)(C) of the 1940 Act (each, a “Section 3(a)(1)(C) Fund”) to participate in Co-Investment Transactions as an Affiliated Fund raises any additional legal or policy concerns not otherwise raised by allowing a Regulated Fund to co-invest with one or more Affiliated Funds that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act, because each Section 3(c)(5)(C) Fund and Section 3(a)(1)(C) Fund, respectively, is advised by the Adviser the same way that Affiliated Funds relying on Section 3(c)(1) or 3(c)(7) are advised by the Adviser. Accordingly, Applicants request that the Section 3(c)(5)(C) Funds and the Section 3(a)(1)(C) Funds be permitted to participate in Co-investment Transactions as Affiliated Funds.

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In particular, the relief requested in this application (the “Application”) would permit a Regulated Fund,3 on the one hand, and one or more other Regulated Funds and/or one or more Affiliated Funds, on the other hand, to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Section 57(a)(4) and Rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price (“Private Placement Securities”);4 and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub (as defined below)) participated together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order.5  “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

Any of the Regulated Funds may, from time to time, form a special purpose subsidiary (a “Wholly-Owned Investment Sub”) (i) that is a wholly-owned subsidiary6 of a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund; (iii) with respect to which the Regulated Fund’s board of directors, board of managers, board of trustees, or equivalent governing body (a “Board”) has the sole authority to make all determinations with respect to the entity’s participation under the conditions to this Application; and (iv) (A) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C), or 3(c)(7) of the 1940 Act, or (B) that qualifies as a real estate investment trust (“REIT”) within the meaning of Section 856 of the Internal Revenue Code (“Code”) because substantially all of its assets would consist of real properties.

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.  Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.7

3 “Regulated Fund” means NorthStar Master Fund and any Future Regulated Fund.  “Future Regulated Fund” means any closed-end management investment company (a) that is registered under the 1940 Act or has elected to be regulated as a BDC (as defined below), (b) whose investment adviser is an Adviser, and (c) that intends to participate in the Co-Investment Program.  The term “Adviser” means (a) CNI Adviser, (b) the Existing Affiliated Advisers, and (c) any future investment adviser that controls, is controlled by or is under common control with CNI Adviser and is registered as an investment adviser under the Advisers Act. The term “BDC” refers to a business development company, which is defined by Section 2(a)(48) to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

4 The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”).

5 No Non-Interested Director (as defined below) of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

6 A “wholly-owned subsidiary” of a person is as defined in Section 2(a)(43) of the 1940 Act and means a company 95% or more of the outstanding voting securities of which are owned by such person.

7 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

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II.          Background

A.	NorthStar Master Fund

NorthStar Master Fund was organized under the Delaware Statutory Trust Act on October 2, 2015 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company registered under the 1940 Act. In addition, NorthStar Master Fund intends to elect to be treated for tax purposes as a regulated investment company (“RIC”) under Subchapter M of the Code, and intends to continue to make such election in the future. NorthStar Master Fund’s principal place of business is 590 Madison Avenue, 34th Floor, New York, New York 10022.

As discussed above, NorthStar Master Fund is part of a master/feeder structure, pursuant to which the Existing Feeder Funds invest all or substantially all of their assets in NorthStar Master Fund. NorthStar Master Fund’s Objectives and Strategies8 are the same as those of the Existing Feeder Funds, to generate attractive and consistent income through cash distributions and preserve and protect shareholder’s capital, as well as capital appreciation. NorthStar Master Fund intends to invest primarily in a diversified portfolio of real estate and real estate-related investments, which, under normal circumstances, will represent at least 80% of NorthStar Master Fund’s net assets (plus the amount of leverage for investment purposes) including: (i) commercial real estate (“CRE”) debt, including first mortgage loans, subordinate mortgage and mezzanine loans, participations in such loans and preferred equity interests; (ii) CRE equity investments, including direct CRE ownership and indirect ownership through private equity investments or other joint ventures; and (iii) CRE securities, such as commercial mortgage-backed securities, unsecured debt of publicly-traded REITs, and collateralized debt obligation (“CDO”) notes. Certain direct and indirect equity investments in CRE may be made through NorthStar Master Fund’s private REIT (the “REIT Subsidiary”), which intends to invest through wholly-owned special purpose vehicles (“Special Purpose Vehicles”) in properties with a focus on consistent income and quality locations. NorthStar Master Fund is advised by CNI Adviser pursuant to an investment advisory agreement (the “NorthStar Master Fund Advisory Agreement”).

NorthStar Master Fund’s business and affairs are managed under the direction of a board of trustees (the “NorthStar Board”). The NorthStar Board currently consists of four members, three of whom are not “interested persons” of NorthStar Master Fund as defined in Section 2(a)(19) (the “Non-Interested Directors”). Kevin P. Traenkle serves as a trustee on the NorthStar Board and is an “interested person” of NorthStar Master Fund as defined in Section 2(a)(19) because he is a member of CNI Adviser’s management team. Mr. Traenkle will not participate individually in any Co-Investment Transaction. The NorthStar Board delegates daily management and investment authority to CNI Adviser pursuant to the NorthStar Master Fund Advisory Agreement.

8 “Objectives and Strategies” means, with respect to a Regulated Fund, the investment objectives and strategies, as described in the Regulated Fund’s registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the 1933 Act, or under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the Regulated Fund’s reports to shareholders. With respect to the Affiliated Funds, their investment objectives and strategies will be described in such Affiliated Fund’s private placement memorandum or offering circular.

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The REIT Subsidiary is a Wholly-Owned Investment Sub of NorthStar Master Fund. The REIT Subsidiary would be an investment company but for Section 3(c)(5)(C). NorthStar Master Fund holds 100% of the outstanding common (voting) stock of the REIT Subsidiary. The rest of the outstanding equity is in the form of preferred stock that will be held by 101 persons solely for the purpose of meeting the requirement for the favorable treatment available for real estate investment trusts under the Code that the equity of the entity be held by at least 100 persons. The class of holders of the preferred stock is expected to remain static and to not include any affiliates of CNI Adviser. The preferred stock will have no voting or other governance rights. NorthStar Master Fund will at all times hold, beneficially and of record, 95% or more of the voting and economic interests of the REIT Subsidiary.

B.	The Existing Affiliated Funds

Each of the Existing Affiliated Funds, described in more detail below, has investment objectives and strategies that are similar to or that overlap with NorthStar Master Fund’s Objectives and Strategies. To the extent there is an investment that falls within the Objectives and Strategies of one or more Regulated Funds and the investment objectives and strategies of one or more Affiliated Funds, it is expected that a Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds.

RE Operating Company does not come within the definition of an investment company in Section 3(a)(1)(C) of the 1940 Act as it operates through a holding company structure, conducting its business through majority-owned subsidiaries that are not themselves investment companies. Securities issued by RE Operating Company’s subsidiaries that rely on the exception from the definition of investment company in Section 3(c)(1) or 3(c)(7), together with any other “investment securities” within the meaning of Section 3(a)(2) that RE Operating Company may own directly, will not have a combined value in excess of 40% of the value of RE Operating Company’s total assets on an unconsolidated basis. Most of the subsidiaries of RE Operating Company will rely on the exception from the definition of an investment company under Section 3(c)(5)(C).

Each of the Existing Affiliated Funds is managed by an Existing Affiliated Adviser, each of which is controlled by Colony NorthStar, Inc. (“Colony NorthStar”). Each of the Existing Affiliated Funds and the corresponding Existing Affiliated Advisers are set forth in Exhibit A hereto. Each of the Existing Affiliated Advisers is registered with the Commission as an investment adviser. As described below, the investment strategies of the Existing Affiliated Funds are similar to those of NorthStar Master Fund.

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1.	RE Operating Company

On January 31, 2018, Colony NorthStar, NorthStar Real Estate Income Trust, Inc. (“NorthStar Income”) and NorthStar Real Estate Income II, Inc. (“NorthStar Income II”) completed a combination. Pursuant to that transaction, a select portfolio of Colony Northstar assets and liabilities was combined with NorthStar Income and NorthStar Income II in an all-stock combination transaction that created a commercial real estate credit REIT with approximately $5.5 billion in assets and $3.4 billion in equity value, Colony Northstar Credit Real Estate, Inc. (“CLNS Credit”).

CLNS Credit through RE Operating Company will primarily invest in senior mortgage loans, mezzanine loans, preferred equity, debt securities and net leased properties predominantly in the United States. Its investment objective is to preserve and protect shareholder capital, while producing attractive risk-adjusted returns and a secondary objective of capital appreciation. RE Operating Company, which is the operating partnership of CLNS Credit, was formed on August 23, 2017 as a Delaware limited liability company. RE Operating Company is expected to invest in assets similar to those in which NorthStar Master Fund will be investing.

2.	CDCF IV

CDCF IV is a Delaware limited partnership that was formed on May 5, 2015. CDCF IV primarily seeks to invest in assets that provide direct or indirect exposure to debt or preferred equity instruments secured by real estate or issued by real estate-related entities, and real estate assets being divested directly or indirectly by government institutions, commercial banks, other financial entities or distressed sellers or through bankruptcy, foreclosure, short sales or similar proceedings. In connection with making such primary investments, CDCF IV may also acquire (i) “equity kickers”, (ii) equity in holding, operating or intermediate entities and special purpose vehicles, (iii) warrants, (iv) equity in exchange for debt instruments or as proceeds from a debt instrument, (v) follow-on investments in equity of issuers in which CDCF IV holds an investment, (vi) equity investments which are part of a portfolio of debt instruments, and (vii) other similar equity or equity related instruments. A meaningful portion of CDCF IV’s portfolio is currently expected to consist of European-based assets. CDCF IV would be an investment company but for the exclusion from the definition of investment company provided by Section 3(c)(7) of the 1940 Act.

C.	CNI Adviser

CNI Adviser (formerly NSAM B-RECF, Ltd.) is an adviser controlled by Colony NorthStar and serves as the investment adviser to NorthStar Master Fund. CNI Adviser is a Delaware limited liability company that is registered under the Advisers Act. The principal office of CNI Adviser is located at c/o Colony NorthStar, Inc., 515 South Flower St., 44th Floor, Los Angeles, CA 90071.9

9 CNI Adviser was previously named NSAM B-RECF, Ltd., a Bermuda exempt company that was domesticated in Delaware as a limited liability company on January 31, 2017 and was renamed CNI RECF Advisors, LLC.

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Pursuant to the NorthStar Master Fund Advisory Agreement, CNI Adviser oversees the management of NorthStar Master Fund’s activities, including investment strategies, investment goals, asset allocation, leverage limitations and other guidelines in addition to the general monitoring of NorthStar Master Fund, subject to the oversight of the NorthStar Board.

D.	Colony NorthStar

Colony NorthStar (NYSE:CLNS) is a leading global real estate and investment management firm with approximately $43 billion in assets under management as of December 31, 2017. Colony NorthStar provides investment management services and manages private funds, non-traded and traded real estate investment trusts and registered investment companies on behalf of a diverse set of institutional and individual investors and is supported by an experienced staff of over 500 employees located in offices across 18 cities in 10 countries.

Colony NorthStar is the parent company of CNI Adviser and the Existing Affiliated Advisers. Colony Capital Operating Company, LLC is the operating partnership of Colony NorthStar. The Colony Proprietary Accounts hold various financial assets in a principal capacity.  Colony NorthStar has various business lines that it operates through its wholly- or majority-owned subsidiaries, and the subsidiaries that exist and currently intend to participate in the Co-Investment Program have been included as Applicants herein.

III.         Order Requested

Applicants request the Order of the Commission under Sections 17(d) and 57(i) under the 1940 Act, and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), a Regulated Fund to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

The Regulated Funds and the Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.  This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arise in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.           Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

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Similarly, with regard to BDCs, Section 57(a)(4) of the 1940 Act prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with a BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) of the 1940 Act applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC, or any person (other than the BDC itself) who is an affiliated person of the foregoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

•	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC,[10] or any person who is an affiliated person of any of the foregoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person.  Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the 1940 Act, a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company.  The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.11

CNI Adviser is the investment adviser to NorthStar Master Fund, and an Adviser will be the investment adviser to each of the Future Regulated Funds. CNI Adviser may be deemed to control NorthStar Master Fund, and any other Adviser will be controlling, controlled by, or under common control with CNI Adviser. In addition, an Adviser is, or will be, the investment adviser to each Affiliated Fund. The Regulated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act.  In addition, the Affiliated Funds may be deemed to be under common control with the Regulated Funds, and thus affiliated persons of each Regulated Fund under Section 2(a)(3)(C) of the 1940 Act, because (i) the Existing Affiliated Advisers advise and may be deemed to control the Existing Affiliated Funds and any Future Affiliated Funds will be advised and may be deemed to be controlled by an Adviser, (ii) an Adviser advises and may be deemed to control NorthStar Master Fund and any future Regulated Fund will be advised and may be deemed to be controlled by an Adviser, and (iii) the Advisers are controlled by the same persons. As a result, these relationships might cause a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds participating in Co-Investment Transactions to be subject to Sections 17(d) or 57(a)(4) of the 1940 Act, and thus subject to the provisions of Rule 17d-1 of the 1940 Act. In addition, because the Colony Proprietary Accounts are controlled by Colony NorthStar and, therefore, may be under common control with the Regulated Funds, the Advisers and any Future Regulated Funds, the Colony Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner described by Section 57(b) and also prohibited from participating in the Co-Investment Program.

10 Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

11 See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”)

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The Applicants acknowledge that some of the Affiliated Funds may not be funds advised by an Existing Affiliated Adviser because they are Colony Proprietary Accounts (i.e., a Colony Company investing in a principal capacity). The Applicants further acknowledge that almost all previously ordered exemptive applications seeking similar co-investment relief have been limited to co-investment transactions between a BDC and its affiliated funds only.12 The Applicants do not believe these Colony Proprietary Accounts should raise issues under the Conditions of this Application because the allocation policies and procedures of the account owners provide that investment opportunities will be offered to client accounts before they are offered to Colony Proprietary Accounts. The Applicants do not believe that the participation of Colony Proprietary Accounts in the Co-Investment Program would raise any regulatory or mechanical concerns different from those discussed with respect to the Affiliated Funds that are advised by an Existing Affiliated Adviser. In accordance with the allocation policies and procedures, Potential Co-Investment Transactions will be offered to, and allocated among, the Affiliated Funds (other than the Colony Proprietary Accounts) and Regulated Funds based on each client’s particular Objectives and Strategies and in accordance with the Conditions. If the aggregate amount recommended by the applicable Advisers to be invested by the Affiliated Funds (other than the Colony Proprietary Accounts) and the Regulated Funds in a Potential Co-Investment Transaction were equal to or more than the amount of the investment opportunity, a Colony Proprietary Account would not participate in the investment opportunity. If the aggregate amount recommended by the applicable Advisers to be invested by the Affiliated Funds (other than the Colony Proprietary Accounts) and the Regulated Funds in a Potential Co-Investment Transaction were less than the amount of the investment opportunity, a Colony Proprietary Account would then have the opportunity to participate in the Potential Co-Investment Transaction in a principal capacity, up to the excess amount of the investment opportunity.

12 See Medley Capital Corporation, et al. (File No. 812-14778) Investment Company Act Rel. Nos. 32809 (September 8, 2017) (notice) and 32850 (October 4, 2017) (order); Corporate Capital Trust, Inc. et. al. (File No. 812-13844) Release No. IC-30009 (May 21, 2013) (order), Release No. IC-30494 (April 25, 2013) (notice); Harvest Capital Credit Corporation, et al. (File No. 812-14365), Release No. IC- 31930 (December 10, 2015) (order), Release No. IC-31860 (October 5, 2015) (notice); NF Investment Corp., et al. (File No. 812-14472) Release No. IC-32362 (November 22, 2015) (order), Release No. IC-32340 (October 27, 2016) (notice), all of which included relief for proprietary accounts.

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B.           Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act and made applicable to BDCs by Section 57(i) of the 1940 Act. Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under Section 57(a)(4) of the 1940 Act, the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4) of the 1940 Act, Rule 17d-1 under the 1940 Act applies.

Applicants seek relief pursuant to Rule 17d-1 under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1 under the 1940 Act, the Commission is directed by Rule 17d-1(b) under the 1940 Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d) of the 1940 Act, upon which Rule 17d-1 under the 1940 Act is based, and upon which Section 57(a)(4) of the 1940 Act was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17 of the 1940 Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the Conditions of this Application would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) of the 1940 Act were designed to prevent would be addressed and the standards for an order under Rule 17d-1 under the 1940 Act are met.

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C.           Protection Provided by the Proposed Conditions

Applicants believe that the proposed Conditions, as discussed more fully in Section III.D. of this Application, will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions.  In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Fund.  In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Fund and any Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights.  Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other Conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the applicable Adviser, or shared pro-rata among the Regulated Funds and Affiliated Funds who participate in the Co-Investment Transactions.  The Conditions would also prevent a Regulated Fund from investing in any current investments of an affiliated person, which eliminates the possibility of a Regulated Fund from being forced to invest in a manner that would benefit an affiliated person’s existing investment.  Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

From time to time, Regulated Funds and Affiliated Funds may participate in Co-Investment Transactions through various Special Purpose Vehicles. To the extent they do so, none of the Regulated Funds will participate on a basis different from, or less advantageous than, that of any other Regulated Funds and/or Affiliated Funds participating in such Co-Investment Transaction. Any Co-Investment Transaction involving one or more Special Purpose Vehicles will be effected pursuant to, and in compliance with, the Conditions.

The Conditions impose a variety of duties on the Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds.  These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, Board-Established Criteria,13 investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Fund.  Each Adviser, as applicable, undertakes to perform these duties consistently for each Regulated Fund, as applicable, regardless of which of them serves as investment adviser to these entities.  The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a required majority, as defined in Section 57(o) (a “Required Majority”), of the directors of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) (the “Eligible Directors”).14

13 The term “Board-Established Criteria” means criteria that the Board of the applicable Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions which would be within the Regulated Fund’s then-current Objectives and Strategies that the Adviser should consider as appropriate for the Regulated Fund. If no Board-Established Criteria are in effect for a Regulated Fund, then the Adviser will consider all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies for that Regulated Fund. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve discretionary assessment. The Adviser may from time to time recommend criteria for the applicable Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Non-Interested Directors. The Non-Interested Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criterion, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

14 In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

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Applicants believe that the use of Board-Established Criteria for each Regulated Fund is appropriate based on the size and scope of the Adviser’s advisory business. The Adviser considers a large number of investment opportunities, many of which would not be appropriate for one or more Regulated Funds. By using the Board-Established Criteria for a Regulated Fund, the Adviser will be able to limit the Potential Co-Investment Transaction opportunities it considers for the Regulated Fund to objective, verifiable, and testable criteria established by the Regulated Fund’s Board. In addition to the other protections offered by the conditions to the application, using Board-Established Criteria in the allocation of Potential Co-Investment Transactions will further reduce the risk of subjectivity in the Adviser’s determination of whether an investment opportunity is appropriate for a Regulated Fund. In connection with the Board’s annual review of the continued appropriateness of any Board-Established Criteria under condition 9, the Regulated Fund’s Adviser will provide information regarding any Co-Investment Transaction (including, but not limited to Follow-On Investments) effected by the Regulated Fund that did not fit within the then-current Board-Established Criteria.

The amount of each Regulated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

If the Advisers, the principals of the Advisers (the “Principals”), or any person controlling, controlled by, or under common control with the Advisers or the Principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25% of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 14. None of the Principals currently hold any economic or voting interests in any of the Affiliated Funds.

Applicants believe this condition will ensure that the Non-Interested Directors will act independently in evaluating the Co-Investment Program, because the ability of the Advisers or the Principals to influence the Non-Interested Directors by a suggestion, explicit or implied, that the Non-Interested Directors can be removed will be limited significantly. The Non-Interested Directors shall evaluate and approve any such independent third party, as required by the condition, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

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In sum, Applicants believe that the proposed Conditions would ensure that each Regulated Fund that participates in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants.  As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

With respect to each Wholly-Owned Investment Sub, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund  and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund’s Board would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

D.           Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.            (a)       The Adviser will establish, maintain and implement policies and procedures reasonably designed to ensure that the Adviser identifies for each Regulated Fund all Potential Co-Investment Transactions that (i) the Adviser considers for any other Regulated Fund or Affiliated Fund and (ii) fall within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria.

(b)        When the Adviser identifies a Potential Co-Investment Transaction for a Regulated Fund under condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

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2.           (a)        If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)        If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.  The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party’s available capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c)        After making the determinations required in Conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)          the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii)         the Potential Co-Investment Transaction is consistent with:

(A) the interests of the shareholders of the Regulated Fund; and

(B) the Regulated Fund’s then-current Objectives and Strategies;

(iii)        the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Funds; provided that, if any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this Condition (2)(c)(iii), if:

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(A)	the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)	the applicable Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)	any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of an Affiliated Fund or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv)        the proposed investment by the Regulated Fund will not benefit the Advisers, the Affiliated Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 13, (B) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(C).

3.          Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.          The Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any other Regulated Fund or Affiliated Fund during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.          Except for Follow-On Investments made in accordance with Condition 8,15 a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

15 This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

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6.          A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 6, if Conditions 2(c)(iii)(A), (B) and (C) are met.

7.           (a)          If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)       notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)       formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b)          Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c)          A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this Condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d)          Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.           (a)          If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)        notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practicable time; and

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(ii)        formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)          A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c)          If, with respect to any Follow-On Investment:

(i)        the amount of the opportunity is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii)        the aggregate amount recommended by the Adviser to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each participant’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d)          The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

9.          The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria, including investments in Potential Co-Investment Transactions made by other Regulated Funds and Affiliated Funds, that the Regulated Fund considered but declined to participate in, and concerning Co-Investment Transactions in which the Regulated Fund participated, so that the Non-Interested Directors may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those Potential Co-Investment Transactions which the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually (a) the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions and (b) the continued appropriateness of any Board-Established Criteria.

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10.         Each Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11.         No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of an Affiliated Fund.

12.         The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.         Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction.  If any transaction fee16 is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction.  None of the Affiliated Funds, the Advisers, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(C);  and (b) in the case of an Adviser, investment advisory fees paid in accordance with the agreement between the Adviser and the Regulated Fund or Affiliated Fund.

14.         If the Holders own in the aggregate more than 25% of the Shares, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) all other matters under either the 1940 Act or applicable State law affecting the Board’s composition, size or manner of election.

15.        Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and conditions of the application and the procedures established to achieve such compliance.

16 Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

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IV.          Statement in Support of Relief Requested

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions set forth in this Application.

A.           Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

In cases where the Advisers identify investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles.  The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Affiliated Funds and the other Regulated Funds in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Funds.  Indeed, each Regulated Fund’s inability to co-invest with one or more of the Affiliated Funds and the other Regulated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Fund and, in turn, adversely affect such Regulated Fund’s shareholders. For example, a Regulated Fund may lose investment opportunities if the Adviser cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by an Adviser due to a Regulated Fund’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission).  The Regulated Funds’ Advisers expect that any portfolio company that is an appropriate investment for a Regulated Fund should also be an appropriate investment for one or more other Regulated Funds and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification. The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of each Regulated Fund, including the Non-Interested Directors, has determined, or will have determined, that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund will be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund will be able to participate in larger transactions; (iii) the Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and Conditions of the proposed Order are fair to the Regulated Funds and their shareholders. The NorthStar Board, including the Non-Interested Directors, has also determined that it is in the best interests of NorthStar Master Fund and its shareholders to obtain the Order at the earliest possible time. For these reasons, the NorthStar Board has determined that is proper and desirable for NorthStar Master Fund to participate in Co-Investment Transactions with the other Regulated Funds and/or one more Affiliated Funds.

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B.           Protective Representations and Conditions

The Conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in Conditions 7 and 8, and after making the determinations required in Conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in Conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund.  If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in Conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness.   Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2 under the 1940 Act, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

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The foregoing analysis applies equally where a Wholly-Owned Investment Sub is involved in a Co-Investment Transaction as each Wholly-Owned Investment Sub will be treated as one company with its parent for purposes of this Application.

V.          Precedents

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See TCG BDC, Inc., et al. (File No. 812-14798) Investment Company Act Rel. Nos. 32945 (December 20, 2017) and 32969 (January 17, 2018); BlackRock Capital Investment Corporation, et al. (File No. 812-14852) Investment Company Act Rel. Nos. 32943 (December 19, 2017) and 32968 (January 16, 2018); New Mountain Finance Corporation, et al. (File No. 812-14799) Investment Company Act Rel. Nos. 32900 (November 20, 2017) (notice) and 32941 (December 18, 2017) (order); Horizon Technology Finance Corporation, et al. (File No. 812-14738) Investment Company Act Rel. Nos. 32888 (October 30, 2017) (notice) and 32923 (November 27, 2017) (order); Oaktree Strategic Income, LLC, et al. (File No. 812-14758) Investment Company Act Rel. Nos. 32831 (September 22, 2017) (notice) and 32862 (October 18, 2017) (order); Medley Capital Corporation, et al. (File No. 812-14778) Investment Company Act Rel. Nos. 32809 (September 8, 2017) (notice) and 32850 (October 4, 2017) (order); MVC Capital, Inc., et al. (File No. 812-14720) Investment Company Act Rel. Nos. 32769 (August 1, 2017) (notice) and 32797 (August 28, 2017) (order); 1889 BDC, Inc., et al. (File No. 812-14682) Investment Company Act Rel. Nos. 32687 (June 21, 2017) (notice) and 32735 (July 18, 2017) (order); Corporate Capital Trust, Inc., et al. (File No. 812-14408) Investment Company Act Rel. Nos. 32642 (May 22, 2017) (notice) and 32683 (June 19, 2017) (order).

Applicants note, in particular, that the co-investment protocol to be followed by Applicants here is substantially similar to the protocol followed by Terra Income Fund 6, Inc. and its affiliates, for which an order was granted on November 1, 2016. See Terra Income Fund 6, Inc., et al. (File No. 812-14452) Investment Company Act Rel. Nos. 32303 (October 4, 2016) (notice) and 32349 (November 1, 2016) (order). In addition, the definition of Board-Established Criteria is substantially similar to that used in the application submitted by Goldman Sachs BDC, Inc. and its affiliates, for which an order was granted on January 4, 2017. See Goldman Sachs BDC, Inc., et al. (File No. 812-14219) Investment Company Act Rel. Nos. 32382 (December 7, 2016) (notice) and 32409 (January 4, 2017) (order).

The Commission also has issued orders extending co-investment relief to proprietary accounts. See Barings Corporate Investors, et al. (File No. 812-14689) Investment Company Act Rel. Nos. 32822 (September 20, 2017) (notice) and 32864 (October 19, 2017) (order); Medley Capital Corporation, et al. (File No. 812-14778) Investment Company Act Rel. Nos. 32809 (September 8, 2017) (notice) and 32850 (October 4, 2017) (order); Corporate Capital Trust, Inc., et al. Inv. Co. Act Rel. Nos. 32642 (May 22, 2017) (notice) and 32683 (June 19, 2017) (order); Corporate Capital Trust, Inc. et. al. (File No. 812-13844) Investment Company Act Rel. No. 30494 (April 25, 2013) (notice) and 30009 (May 21, 2013) (order); Harvest Capital Credit Corporation, et al. (File No. 812-14365) Investment Company Act Rel. No. 31860 (October 5, 2015) (notice) and 31930 (December 10, 2015) (order); and NF Investment Corp., et al. (File No. 812-14472) Investment Company Act Rel. No. 32340 (October 27, 2016) (notice) and 32362 (November 22, 2015) (order).

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VI.          Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

NorthStar Real Estate Capital Income Master Fund

CNI RECF Advisors, LLC

CLNC Manager, LLC

Colony NorthStar, Inc.

Colony Capital Operating Company, LLC

Credit RE Operating Company, LLC

Colony Distressed Credit and Special Situations Fund IV, L.P.

CDCF IV Investment Advisor, LLC

c/o Colony NorthStar, Inc.

515 South Flower St., 44th Floor

Los Angeles, CA, 90071

Attention: Sandra M. Forman

(310) 282-8820

Applicants further state that all written or oral communications concerning this Application should be directed to each of the following:

Steven B. Boehm, Esq.

Anne G. Oberndorf, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW

Washington, DC 20001

Tel: (202) 383-0100

Fax: (202) 637-3593

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

The verifications required by Rule 0-2(d) of the 1940 Act are attached hereto as Exhibit B.

Pursuant to Rule 0-2 under the 1940 Act, each Applicant declares that this Application for a Commission order is signed by an authorized person of each Applicant pursuant to the general authority vested in him as such by the Certificate of Incorporation and By-laws or Certificate of Formation and Limited Liability Company Agreement of each Applicant, or pursuant to the resolutions attached hereto as Exhibit C.

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Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VII.         Request for Order of Exemption

For the foregoing reasons, Applicants request that the Commission enter an Order under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act granting Applicants the relief sought by the Application.  Applicants submit that the requested exemption is consistent with the protection of investors.

Dated: March 9, 2018

NorthStar Real Estate Capital Income Master Fund

/s/ Kevin P. Traenkle
Name: Kevin P. Traenkle
Title: Trustee, Chief Executive Officer, and President

CNI RECF Advisors, LLC

/s/ Mark M. Hedstrom
Name: Mark M. Hedstrom Title: Vice President

CLNC Manager, LLC
/s/ Mark M. Hedstrom
Name: Mark M. Hedstrom Title: Vice President

Credit RE Operating Company, LLC

/s/ Mark M. Hedstrom

Name: Mark M. Hedstrom

Title: Vice President

Colony NorthStar, Inc.

/s/ Mark M. Hedstrom

Name: Mark M. Hedstrom

Title: Executive Vice President and Chief Operating Officer

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Colony Capital Operating Company, LLC /s/ Mark M. Hedstrom Name: Mark M. Hedstrom Title: Vice President

Colony Distressed Credit and Special Situations Fund IV, L.P. By: Colony Capital Credit IV, LLC, its general partner

/s/ Mark M. Hedstrom
Name: Mark M. Hedstrom Title: Vice President
CDCF IV Investment Advisor, LLC

/s/ Mark M. Hedstrom
Name: Mark M. Hedstrom Title: Vice President

Exhibit A

Existing Affiliated Funds

Colony Capital Operating Company, LLC

Credit RE Operating Company, LLC

Colony NorthStar, Inc.

Colony Distressed Credit and Special Situations Fund IV, L.P.

Existing Affiliated Advisers

CLNC Manager, LLC

CDCF IV Investment Advisor, LLC

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Exhibit B

Verification of Statement of Facts and Application

pursuant to Rule 17d-1 under the

Investment Company Act of 1940

for an Order of the Commission

The undersigned states that he has duly executed the attached Application for an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated March 9, 2018 for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below, and that all actions by stockholders, directors, members, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken.  The undersigned further says that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

NorthStar Real Estate Capital Income Master Fund

/s/ Kevin P. Traenkle
Name: Kevin P. Traenkle
Title: Trustee, Chief Executive Officer, and President

CNI RECF Advisors, LLC

/s/ Mark M. Hedstrom
Name: Mark M. Hedstrom Title: Vice President

CLNC Manager, LLC
/s/ Mark M. Hedstrom
Name: Mark M. Hedstrom Title: Vice President

Credit RE Operating Company, LLC

/s/ Mark M. Hedstrom

Name: Mark M. Hedstrom

Title: Vice President

Colony NorthStar, Inc.

/s/ Mark M. Hedstrom

Name: Mark M. Hedstrom

Title: Executive Vice President and Chief Operating Officer

Colony Capital Operating Company, LLC

/s/ Mark M. Hedstrom

Name: Mark M. Hedstrom

Title: Vice President

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Colony Distressed Credit and Special Situations Fund IV, L.P. By: Colony Capital Credit IV, LLC, its general partner

/s/ Mark M. Hedstrom
Name: Mark M. Hedstrom Title: Vice President
CDCF IV Investment Advisor, LLC

/s/ Mark M. Hedstrom
Name: Mark M. Hedstrom Title: Vice President

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Exhibit C

 Resolutions of the Board of

NorthStar Real Estate Capital Income Master Fund

WHEREAS, the Board believes it is in the best interests of the Company to file an application with the SEC for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (the “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act, all as more fully set forth in the draft Application that has been presented to the Board; and

WHEREAS, the Board has reviewed the Application, a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, BE IT RESOLVED, that the President, Chief Executive Officer, Chief Financial Officer, Secretary and Executive Vice President of the Company (each an “Authorized Officer” and, collectively, the “Authorized Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

(Adopted by Written Consent dated November 10, 2015)

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